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                           July 29, 2021

       Michal Wisniewski
       Chief Executive Officer
       Transuite.org Inc.
       Al. Jerozolimskie 85 lok. 21
       02-001 Warsaw, Poland

                                                        Re: Transuite.org Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 15, 2021
                                                            File No. 333-255178

       Dear Mr. Wisniewski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

       Amendment No. 2 to Form S-1

       General

   1. We note your response to comment 2. Please revise your entire prospectus to make clear the current state of
your business. In this regard, please describe your new customer agreements and file the
agreements as exhibits to the registration statement.
 Michal Wisniewski
FirstName  LastNameMichal  Wisniewski
Transuite.org Inc.
Comapany
July       NameTransuite.org Inc.
     29, 2021
July 29,
Page  2 2021 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      BizFilings